Exhibit 5.1

ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 13, 2025

Cycurion, Inc.

1640 Boro Place, Fourth Floor

McLean, VA 22102

Re: Cycurion, Inc.

Ladies and Gentlemen:

We have acted as counsel to Cycurion, Inc., a Delaware corporation (the “Company”) in connection with the Company’s registration statement on Form S-1 (File No. 333-287052), including the prospectus contained therein, as initially filed on May 6, 2025 with the U.S. Securities and Exchange Commission (the “Commission”), and as thereafter amended or supplemented (the “Registration Statement”), relating to the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of the resale of up to an aggregate of 37,833,333 shares of common stock, $0.0001 per share, of the Company, consisting of (i) 33,333,333 shares, or $15 million in shares of Common Stock (the “ELOC Shares”), pursuant to the equity purchase agreement, dated April 7, 2025 (the “Equity Purchase Agreement”) with Yield Point NY LLC (the “Investor”); and (ii) 4,500,000 shares of common stock issuable to the Investor upon exercise of a pre-funded warrant (the “Commitment Shares”), to be offered by the Investor named therein.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement and the prospectus contained therein, and (ii) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors and officers of the Company and others.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that:

1.	Each of the Commitment Shares have been duly authorized and are validly issued, fully paid and non-assessable; and
2.	The ELOC Shares issuable in accordance with the Equity Purchase Agreement have been duly authorized for issuance by all necessary corporate action on the part of the Company and, when issued and delivered against payment therefor in accordance with the terms of the Equity Purchase Agreement, will be validly issued, fully paid and non-assessable.

This opinion is limited to the laws of the United States as in effect on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to us under the heading “Legal Matters,” without admitting we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement.

Very truly yours,
/s/ Seward & Kissel LLP